		Exhibit 99.2
	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

		June 30, 2025
		(in € m.)
	Debt (1) :
	Long-term debt	113,531
	Trust preferred securities	286
	Long-term debt at fair value through profit or loss	24,428
	Total debt	138,244

	Shareholders' equity:
	Common shares (no par value)	4,988
	Additional paid-in capital	38,849
	Retained earnings	27,505
	Common shares in treasury, at cost	(477)
	Equity classified as obligation to purchase common shares	0
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(955)
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	142
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss , net of tax	(125)
	Foreign currency translation, net of tax	(2,846)
	Unrealized net gains from equity method investments	20
	Total shareholders' equity	67,101
	Equity component of financial instruments	11,840
	Noncontrolling interest	1,457
	Total equity	80,398
	Total capitalization	218,643
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[1]	€ 44,254 million (32%) of our debt was secured as of June 30, 2025.
	Due to rounding, numbers may not add up precisely to the totals provided